

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 13, 2014

<u>Via E-mail</u>
Mr. Gary Berthold
Chief Executive Officer
Inolife Technologies, Inc.
6040-A Six Forks Road, #135
Raleigh, NC   27609

> **Re: Inolife Technologies, Inc.
> Item 4.01 Form 8-K
> Filed   September 4, 2013
> File No.   000-50863**

Dear Mr. Berthold:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Robert S. Littlepage, for

                         Larry Spirgel
                         Assistant Director